SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Graphic Packaging Holding Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

388689 101
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 388689 101	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 132,158,875 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 132,158,875 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,158,875
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) CO
(1)	Based on a total of approximately 389,337,134 shares of Common Stock of the Issuer outstanding as of October 21, 2011 as reported in the Issuer’s Form 10-Q dated October 27, 2011.

CUSIP No. 388689 101	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 132,158,875
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 132,158,875
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,158,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN
(2)	Based on a total of approximately 389,337,134 shares of Common Stock of the Issuer outstanding as of October 21, 2011 as reported in the Issuer’s Form 10-Q dated October 27, 2011.

CUSIP No. 388689 101	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 132,158,875 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 132,158,875 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,158,875 (See Items 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Item 5)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.9% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN
(3)	Based on a total of approximately 389,337,134 shares of Common Stock of the Issuer outstanding as of October 21, 2011 as reported in the Issuer’s Form 10-Q dated October 27, 2011.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on March 10, 2008 (the “Original Schedule 13D” and, as supplemented and amended by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”) with respect to the Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Group Advisors, David Bonderman and James G. Coulter.  The business address of each of the Reporting Persons is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG GenPar IV Advisors LLC, a Delaware limited liability company (“TPG Advisors IV”), and  (ii) TPG GenPar V Advisors, LLC, a Delaware limited liability company (“TPG Advisors V”).  TPG Advisors IV is the general of TPG GenPar IV, L.P., a Delaware limited partnership, which is the general partner of each of TPG Bluegrass IV-AIV 1, L.P., a Delaware limited partnership (“TPG IV-AIV 1”), and TPG Bluegrass IV-AIV 2, L.P., a Delaware limited partnership (“TPG IV-AIV 2” and, together with TPG IV-AIV 1, the “TPG IV Funds”). The TPG IV Funds in the aggregate directly hold 66,079,438 shares of Issuer Common Stock (the “TPG IV Shares”) reported herein.  TPG Advisors V is the general partner of TPG GenPar V, L.P., a Delaware limited partnership, which is the general partner of each of TPG Bluegrass V-AIV 1, L.P., a Delaware limited partnership (“TPG V-AIV 1”), TPG Bluegrass V-AIV 2 L.P., a Delaware limited partnership (“TPG V-AIV 2”), TPG FOF V-A, L.P., a Delaware limited partnership (“TPG FOF V-A”), and TPG FOF V-B, L.P., a Delaware limited partnership (“TPG FOF V-B”  and, together with TPG V-AIV 1, TPG V-AIV 2, and TPG FOF V-A, the “TPG V Funds”).  The TPG V Funds in the aggregate directly hold 66,079,437 shares of Issuer Common Stock (the “TPG V Shares” and, together with the TPG IV Shares, the “Shares”). Because of the relationship between Group Advisors and the TPG IV Funds and the TPG V Funds (collectively, the “TPG Funds”), Group Advisors may be deemed to beneficially own the Shares.

Messrs. Bonderman and Coulter are the directors, officers and sole stockholders of Group Advisors.  Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the Shares.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities (including the TPG Funds) engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is Chairman of the Board and President of Group Advisors and other affiliated entities.

The present principal occupation of James G. Coulter is director and Senior Vice President of Group Advisors and other affiliated entities.

The name, and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of David Bonderman, James G. Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below and Item 2 of this Amendment is incorporated herein by reference:

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by this reference.

The following disclosure assumes that there are 389,337,134  shares of Issuer Common Stock outstanding as of October 21, 2011, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which was filed with the Securities and Exchange Commission on October 27, 2011.

(a) and (b) Pursuant to Rule 13d-3 under the Securities Act, through the TPG Funds, the Reporting Persons may be deemed to beneficially own 132,158,875 shares of Issuer Common Stock, which constitute approximately 33.9% of the outstanding Common Stock of the Issuer.

By virtue of the Stockholders Agreement and the Registration Rights Agreement, the Covered Stockholders may be deemed to be a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As members of the group, each of the Covered Stockholders may be deemed to beneficially own the Issuer Common Stock beneficially owned by the members of the group as a whole. If deemed a group, the Reporting Persons together with the other Covered Stockholders may be deemed to beneficially own, in the aggregate, 268,821,452 shares of Issuer Common Stock, representing approximately 69.0% of the Issuer Common Stock, based on the number of shares outstanding as of the close of business on October 21, 2011. Each of the Reporting Persons expressly disclaims beneficial ownership of those shares of Issuer Common Stock held by any other Covered Stockholder.

(c) Except as set forth in this Item 5, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving shares of Issuer Common Stock.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e) Not applicable.

Item 7.                       Exhibits

This Amendment amends and restates Item 7 of the Schedule 13D as set forth below:

Exhibit Number	Description of Exhibits
1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., Field Holdings, Inc., BCH Management, LLC, Graphic Packaging Holding Company (f/k/a New Giant Corporation) and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

3.
Stockholders Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV, 2 L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., (incorporated by reference to Exhibit 4.2 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

4.
Registration Rights Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2 L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2 L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. TPG Bluegrass V, Inc., BCH Management, LLC and certain other stockholders (incorporated by reference to Exhibit 4.3 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

SIGNATURE
 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (3)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (4)

(3)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission (the “Commission”) as an exhibit to a Form 13D filed by Mr. Bonderman  on  July 26, 2010 (SEC File No. 005-43571).

(4)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman  on  July 26, 2010 (SEC File No. 005-43571).

Schedule I.

This Amendment amends and supplements the Original Schedule 13D by attaching the following Schedule I to the Schedule 13D.

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President and Chairman of the Board
James G. Coulter	Senior Vice President and Director
John E. Viola	Vice President and Treasurer
Ronald Cami	Vice President and Secretary
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
G. Douglas Pucket	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer